Free Writing Prospectus
Dated September 20, 2022
Filed Pursuant to Rule 433
Registration No. 333-267071

On September 20, 2022, Eargo, Inc. (“Eargo” or the “Company”) issued a press release announcing its proxy solicitation in connection with Eargo’s 2022 Annual Meeting of Stockholders. The contents of the press release can be found below.

EARGO ANNOUNCES PROXY SOLICITATION FOR 2022 ANNUAL MEETING; LAUNCH OF PROXY SOLICITATION WEB SITE

SAN JOSE, Calif., Sept. 20, 2022 (GLOBE NEWSWIRE) --  Eargo, Inc. (NASDAQ:: EAR) (“Eargo”, the “Company,” “we,” or “us”), a medical device company on a mission to improve hearing health, today announced that it had begun its proxy solicitation for the 2022 Annual Meeting of the Stockholders to be held on Wednesday, October 12, 2022 at 11 A.M. Pacific Time (the “Annual Meeting”). The Company filed its definitive proxy Statement (as amended, the “Definitive Proxy Statement”) for the Annual Meeting on September 13, 2022 and has commenced mailing of the Definitive Proxy Statement and related proxy materials to stockholders of record as of the close of business on September 6, 2022.

Christian Gormsen, President and CEO, said, “Today we are announcing our proxy solicitation campaign and web site to stress the importance that Eargo stockholders vote on a number of critical proposals that are key to the Company’s future. Specifically, Eargo and its Board of Directors urge stockholders to vote FOR Proposals Four, Five and Six. We encourage stockholders to visit our newly launched web site for important background and detailed information on why and how to vote. We truly appreciate your continued support of Eargo.”

Eargo encourages all stockholders of record to vote as soon as possible and, in any event, before 11:59 P.M. Eastern Time on Tuesday, October 11, 2022. Certain of the proposals to be voted on at the Annual Meeting are critically important to the Company and its stockholders. Please visit the Company’s proxy solicitation website for more information at https://ir.eargo.com/your-vote-matters.

The proxy materials and the Company’s proxy solicitation website describe easy ways to vote electronically, over the phone, or by mail. Those stockholders who received voting materials by e-mail can simply click the “Vote Now” button in the email. Otherwise, the easiest way to vote is to visit www.proxyvote.com (for stockholders with 16-digit Control Numbers) or www.proxypush.com (for stockholders with 12-digit Control Numbers) and enter the Control Number(s) provided to each stockholder in the proxy materials.

If you have questions, need assistance in voting or if you have misplaced your proxy card, please call Morrow Sodali LLC, our proxy solicitor, toll-free at (800) 662-5200, or send an e-mail to EAR.info@investor.morrowsodali.com. Banks and brokers and stockholders located outside the United States can place a collect call to Morrow Sodali at (203) 658-9400.

Frequently Asked Questions

Am I eligible to vote?

If you owned Eargo shares as of the close of business on September 6, 2022, you are entitled to vote at the 2022 Annual Meeting of the Stockholders.

Where can I find my control number?

Your voting control number is the number provided in large bold text on the Proxy Card or Voting Instruction Form that was mailed to you with your Annual Meeting materials.

When do I need to vote by?

We encourage you to vote as soon as possible! Internet votes must be received before 11:59 p.m. Eastern Time on Tuesday, October 11, 2022. If you vote by mail, we suggest you mail your signed Proxy Card or Voting Instruction Form as soon as possible so that your vote arrives before October 12, 2022.

What is the proposed rights offering and why is the Company conducting a rights offering?

As a brief background, in June of 2022, we closed a $100 million convertible note financing with Patient Square Capital that is providing critical capital allowing us to focus on our core business initiatives. The notes are a form of debt that must be repaid or converted. That debt is secured against the Company’s assets. Our note purchase agreement with Patient Square Capital (the “Note Purchase Agreement”) provides that we must complete what is called a “rights offering” by December 24, 2022.

The rights offering gives our existing stockholders the opportunity to purchase their pro rata share of 375 million newly issued shares of our common stock at a purchase price of $0.50 per share. The proceeds from the rights offering will be used to repay Patient Square’s notes at a premium, and any notes not repaid would be converted into shares of the Company. The rights offering will allow stockholders to participate in financing the Company and avoid a reduction in their percentage shareholdings of the Company.

Depending on the level of stockholder participation in, and the timing of, the offering, Patient Square may end up owning as much as 90.5% of the Company if no stockholders participate in the offering, or not own any of the Company if stockholders purchase all 375 million shares.

Why is it important to vote FOR Proposals No. 5 and No. 6?

Two of the proposals (Nos. 5 and 6) relate directly to the Company’s ability to conduct the proposed rights offering. Proposal No. 5 is a proposal to increase the authorized share capital of the Company so that the Company will have enough authorized shares to issue the shares in the proposed Rights Offering. Proposal No. 6 is a proposal for the stockholders to approve the issuance of common stock to Patient Square in connection with their conversion of their convertible notes. Given the amount of shares that could be issued to Patient Square, we believe it is highly likely that the issuance would require stockholder approval under applicable listing rules of Nasdaq. Thus, each of Proposals No. 5 and No. 6 must be approved in order to complete the proposed Rights Offering.

In addition, the terms of the Note Purchase Agreement require that we obtain stockholder approval of EACH of Proposal Nos. 5 and 6. If either of these proposals is not approved, the Company will be unable to conduct the Rights Offering, and would therefore be in default under the Note Purchase Agreement, which could have very serious consequences for the Company and its stockholders.

What if the Company doesn’t complete the proposed Rights Offering?

Completing the proposed Rights Offering transaction is a REQUIREMENT under our Note Purchase Agreement. If we are unable to complete the proposed rights offering by December 24, 2022, Eargo will be in default under the terms of the agreement and Patient Square Capital could require us to immediately repay the notes. If they do that, we do not believe we will have the required cash to make that repayment, in which case Patient Square Capital could seize the Company’s assets. Any default under the Note Purchase Agreement would likely have very serious consequences for the Company and our stockholders, including that stockholders would likely lose all or substantially all of their investment in our common stock and equity grants to employees and employee stockholdings would likely be similarly impacted.

About Eargo

Eargo is a medical device company on a mission to improve hearing health. Our innovative product and go-to-market approach address the major challenges of traditional hearing aid adoption, including social stigma, accessibility and cost. We believe our Eargo hearing aids are the first virtually invisible, rechargeable, completely-in-canal, FDA-regulated, Class I or Class II exempt devices indicated to compensate for mild to moderate hearing loss. Our differentiated, consumer-first approach empowers consumers to take control of their hearing. Consumers can purchase online or over the phone and get personalized and convenient consultation and support from hearing professionals via phone, text, email or video chat. Eargo hearing aids are offered to consumers at approximately half the cost of competing hearing aids purchased through traditional channels in the United States.

Eargo’s sixth generation device, Eargo 6, is an FDA Class II exempt hearing device featuring Sound Adjust technology that automatically optimizes the soundscape as the user moves between environments. Eargo 6 is available for purchase here.

Related Links
http://eargo.com

Investor Contact
Nick Laudico
Senior Vice President of Corporate Strategy and Investor Relations
ir@eargo.com

On September 20, 2022, the Company began using a voice message recorded by Christian Gormsen, Eargo’s President and Chief Executive Officer, in proxy solicitation calls made to stockholders in connection with Eargo’s 2022 Annual Meeting of Stockholders. A transcript of the voice message can be found below.

Hi, I’m Christian Gormsen, President and CEO of Eargo. As a stockholder of Eargo as of Sept 6th, 2022, you have the right to vote on the Company’s proposals for our 2022 Annual Meeting of Stockholders. I am calling to urge that you vote FOR all Proposals, and in particular, Proposals Five and Six, ahead of our October 12th shareholder meeting.

As you may know, we recently closed a convertible note financing, a form of debt that must be repaid or converted, and, under the terms of that debt, we must complete a shareholder Rights Offering by December 24, 2022 in order to repay or convert those notes.

The rights offering will also allow shareholders to avoid a reduction in their percentage stockholdings of the Company that could result from the conversion of the notes not repaid.

In order to complete the rights offering, we need the approval of stockholders on Proposal Five and Proposal Six.

If the Company does not receive a majority stockholder vote for these proposals, we will be unable to complete the Rights Offering, we will be in default under the terms of the notes and we could be required to immediately repay the Notes. Since we do not believe we would have the cash to make that repayment, our noteholder could begin seizing the company’s assets and stockholders would likely lose all or substantially all of their investment in our common stock. We need stockholders to vote FOR proposals five and six to help ensure this does not happen.

Every vote counts so please vote as soon as possible before October 12th. You should have already received the proxy materials and voting instructions.

For assistance with voting your shares you can call Morrow Sodali, our proxy solicitor, at (877) 787-9239. Again, that’s (877) 787-9239. And remember, your voice and vote matter regardless of how many shares you own.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  All statements other than statements of historical fact contained in this communication are forward-looking statements, including statements regarding the investment by Patient Square Capital, including the conversion of the notes, the terms of the anticipated rights offering, including the timing of the anticipated rights offering, or if it will occur at all, stockholder participation in the offering and the results of certain related proposals to be voted on by stockholders.  Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to the conversion of the notes issued pursuant to the Patient Square Capital investment; the timing of the anticipated rights offering, or if it will occur at all, stockholder participation in the offering and the results of certain related proposals to be voted on by stockholders.  These and other risks are described in greater detail under the section titled “Risk Factors” contained in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the U.S. Securities and Exchange Commission (the “SEC”).  Any forward-looking statements in this communication are made pursuant to the Private Securities Litigation Reform Act of 1995, as amended, are based on current expectations, forecasts and assumptions, and speak only as of the date of this communication.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

The Company has filed a definitive proxy statement with the SEC for the Annual Meeting to which this communication relates and has mailed the definitive proxy statement and other proxy solicitation materials to record holders as of September 6, 2022.  Before you vote, you should read the definitive proxy statement and other proxy solicitation materials the Company has filed with the SEC for more complete information about the Company, the 2022 Annual Meeting and the proposals to be voted on. The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.   You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain copies of the definitive proxy statement and the other proxy solicitation materials, including a replacement proxy card, as well as the prospectus, by contacting Morrow Sodali, the Company’s proxy solicitor and the information agent for the offering, at:

Morrow Sodali LLC
333 Ludlow Street
5th Floor, South Tower
Stamford, Connecticut 06902
Individuals call toll-free: (800) 662-5200
Banks and Brokerage Firms, please call (203) 658-9400
E-mail: EAR.info@investor.morrowsodali.com

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the Company’s common stock in respect of the proposals to be voted on by stockholders at the Company’s Annual Meeting. Information about the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the Definitive Proxy Statement for the Annual Meeting, which was filed with the SEC on September 13, 2022, and in other documents filed by the Company, including on behalf of such individuals, with the SEC.

No Offer or Solicitation

This communication shall not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed rights offering or (ii) an offer, nor a solicitation of an offer, of the sale or purchase of securities, nor shall any securities of the Company be offered or sold in any jurisdiction in which such an offer, solicitation or sale would be unlawful. It is an outline of matters for discussion only.  Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.  In connection with the proposed rights offering transaction discussed herein and the stockholder votes related thereto, a registration statement on Form S-1 (File No. 333-267071) (the “Registration Statement”) was filed with the SEC on August 25, 2022 and a definitive proxy statement related to the Company’s 2022 Annual Meeting of Stockholders to be held on October 12, 2022 (as amended, the “Definitive Proxy Statement”) was filed with the SEC on September 13, 2022.  The Company intends to file other relevant materials with the SEC in connection with the proposals to be voted on by the stockholders.  Stockholders of the Company are urged to read the Registration Statement and the documents incorporated by reference therein and the Definitive Proxy Statement before making any voting or investment decision with respect to the stockholder proposals and the proposed rights offering, respectively, because they will contain important information regarding such proposals and the proposed rights offering transaction.  You should not construe the contents of this communication as legal, tax, accounting or investment advice or a recommendation.  You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein.